SPECTRA ENERGY CORP
SPECTRA ENERGY PARTNERS, LP
5400 WESTHEIMER COURT
HOUSTON, TX 77056

September 16, 2014

VIA EDGAR

William H. Thompson
Accounting Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:        Spectra Energy Corp.
Spectra Energy Partners, LP
Form 10-K for Fiscal Year Ended December 31, 2013
Filed February 28, 2014
File Nos. 1-33007 and 1-33556

Dear Mr. Thompson:

Set forth below are the responses of Spectra Energy Corp, a Delaware corporation (the “Company”), and Spectra Energy Partners, LP, a Delaware limited partnership (the “Partnership”), to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated September 3, 2014, with respect to the Company’s and Partnership’s Form 10-Ks for the Fiscal Year Ended December 31, 2013 filed February 28, 2014, File Nos. 1-33007 and 1-33556.

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bolded text.

Form 10-K for Fiscal Year Ended December 31, 2013 Filed by Spectra Energy Corp

Item 8. Financial Statements and Supplementary Data, page 64

Notes to Consolidated Financial Statements, page 72

16. Debt and Credit Facilities, page 97

1. We note your disclosure in the footnotes to the second table on page 99 that credit facilities of certain subsidiaries include financial covenants. Please tell us whether these covenants and/or any other third party or regulatory restrictions on your subsidiaries or investments accounted for by the equity method restrict the ability to transfer funds to you in the form of loans, advances or cash dividends without consent. If so, please tell us: (i) the amount of restricted net assets of consolidated subsidiaries and your equity in the undistributed earnings of investments accounted for by the equity method as of the most recent balance sheet date and how you computed the amount; (ii) your consideration of providing the disclosures required by Rule 4-08(e)(3)(i) and (ii) of Regulation S-X; and (iii) your consideration of providing the condensed financial information prescribed by Rule 12-04 of Regulation S-X in accordance with Rule 5-04 of Regulation S-X.

Response:

As noted by the Staff, certain of the Company’s subsidiaries have credit facilities that contain financial covenants. In addition to restrictions contained within these credit facilities, certain subsidiaries have other restrictions which limit their ability to transfer funds to the Company and/or its other subsidiaries in the form of loans, advances and/or cash dividends without the consent of a third party. These restrictions are imposed by various debt agreements and regulatory agencies.

The restricted net assets of consolidated and unconsolidated subsidiaries and the Company’s equity in the undistributed earnings of 50% or less owned subsidiaries accounted for by the equity method totaled $1,237 million at December 31, 2013. The computation of restricted net assets was calculated consistent with the requirements of Rule 4-08(e)(3), which states, in part, “Where restrictions on the amount of funds which may be loaned or advanced differ from the amount restricted as to transfer in the form of cash dividends, the amount least restrictive to the subsidiary shall be used.”

In consideration of Rules 4-08(e)(3)(i) and (ii) and Rule 12-04 of Regulation S-X, the Company did not disclose its restricted net assets of $1,237 million, which represented 15% of consolidated net assets as of December 31, 2013, because the total of restricted net assets of consolidated and unconsolidated subsidiaries and, in the case of Rule 4-08(e)(3), the Company’s equity in the undistributed earnings of 50% or less owned subsidiaries accounted for by the equity method, was less than 25% of consolidated net assets.

Form 10-K for Fiscal Year Ended December 31, 2013 Filed by Spectra Energy Partners, LP

Exhibit 31.2

2. Please revise so that paragraph 1 conforms to the language in Item 601(b)(31) of Regulation S-K.

Response:

We have filed an Amended Annual Report on Form 10-K/A which included Exhibits 31.1 and 31.2 with language that conforms to Item 601(b)(31) of Regulation S-K.

In connection with responding to the Staff’s comments, the Company and the Partnership acknowledge that:

•	the Company and the Partnership are responsible for the adequacy and accuracy of the disclosures in their respective filings,

•	Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings, and

•	the Company and the Partnership may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should the Staff have any questions or comments, please contact the undersigned at 713-627-5400.

Sincerely,
SPECTRA ENERGY CORP

By:	/s/ J. Patrick Reddy
Name:	J. Patrick Reddy
Title:	Chief Financial Officer

SPECTRA ENERGY PARTNERS, LP

By:	Spectra Energy Partners (DE) GP, LP,
its general partner
By:	Spectra Energy Partners GP, LLC,
its general partner

By:	/s/ J. Patrick Reddy
Name:	J. Patrick Reddy
Title:	Vice President and Chief Financial Officer

cc:
Commission
Yolanda Guobadia, Staff Accountant
Adam Phippen, Staff Accountant

Spectra Energy Corp
Gregory L. Ebel, President and Chief Executive Officer
Allen C. Capps, Vice President and Controller
Christopher Agbe-Davies, Associate General Counsel